Exhibit 4.9

CERTAIN CONFIDENTIAL INFORMATION (MARKED BY BRACKETS AS “[***]”) HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THE INFORMATION AS PRIVATE OR CONFIDENTIAL.

PERSONAL AND CONFIDENTIAL

August 16 2018

Delivered via e-mail

Dear Christopher Waddick:

Further to our recent discussions, we are pleased to offer you employment at Cardiol Therapeutics Inc. (the “Corporation”) as the Chief Financial Officer, on a part-time basis on the following terms and conditions.

Once you have signed and returned this Agreement (defined below), it will constitute a binding agreement between you and the Corporation.

SECTION 1 DEFINITIONS

1.1For the purpose of the Agreement, the following words shall have the meanings set out below:

(a)	“Agreement” means this employment agreement and Schedules A to D as may be amended by the Parties (defined below) in writing from time to time.
(b)	“Board” means the board of directors of the Corporation.
(c)

“Cause” means the repeated and demonstrated failure on your part to perform the material duties of your position in a competent manner, which you fail to substantially remedy within a reasonable period of time after receiving warning and counselling from Corporation; you engaging in theft, dishonesty or falsification of records; your willful refusal to take reasonable directions; or any act(s) or omission(s) that would amount to cause at common law or pursuant the ESA (defined below).

(d)	“Confidential Information” has the meaning set forth in Section 7.1 hereof.
(e)

“Corporation Property” includes any and all proprietary technology, financial, operating and training information, all works of expression and any copyrights in such works, Developments (defined below), current or potential business contacts and contract development information, patentable inventions, discoveries or trade secrets, and any materials, tools, equipment, devices, records, files, data, tapes, computer programs, computer disks, software, communications, letters, proposals, memoranda, lists, drawings, blueprints, correspondence, specifications or any other documents or property belonging to Corporation.

(f)

“Developments” means any discovery, invention, industrial or artistic design, improvement, concept, specification, creation, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, any drawing, report, memorandum, article, letter, notebook and any other invention, work of authorship and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks and service marks, topographies, know-how and trade secrets), possessory and ownership rights and interests of all kinds whatsoever, and all records and copies of records relating to the foregoing, that:

(i)	result or derive from your employment with Corporation or from your knowledge or use of Confidential Information;

Employment Agreement

(ii)	are conceived or made by you (individually or in collaboration with others) in the discharge of your duties hereunder;
(iii)	result from or derive from the use or application of the resources of Corporation; or
(iv)	relate to the business operations or actual or demonstrably anticipated research and development by Corporation,

whether such Developments were created during your employment with Corporation or afterwards. In respect of item (iv) above, Developments shall not include any Developments made more than two years following termination of your employment with Corporation.

(g)	“ESA” means Ontario Employment Standards Act, 2000.
(h)

“Law” means any Canadian or foreign federal, state, provincial or local statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any governmental authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by law, in each case, in force or effect on the date hereof or thereafter.

(i)	“Parties” means you and the Corporation.
(j)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, limited liability company, trust, trustee, executor, administrator or other legal personal representative, governmental authority or entity however designated or constituted; and pronouns when they refer to a Person shall have a similarly extended meaning.

(k)	“Term” has the meaning set forth in Section 2.2 hereof.
(l)

“Totally Disabled” means, subject to Corporation’s duty to accommodate under applicable human rights and workplace safety legislation, your absence from work or inability to perform the essential duties of your position for a period of six (6) months in any twelve (12) month period.

SECTION 2 POSITION AND START DATE

2.1

You shall be employed on a part-time basis as Chief Financial Officer and shall report to the Chief Executive Officer. You are expected to work 10 hours a week for the Corporation. Your duties shall include those set out at Schedule A. The Corporation may change your duties from time to time consistent with your position without having any effect upon any other term of the Agreement.

2.2

Your employment with the Corporation pursuant to the terms of this Agreement shall commence August 16, 2018 (the “Effective Date”) and will continue until the Agreement is terminated in accordance with the provisions of Section 4 hereof (the “Term”).

2.3

The Corporation has an accommodation process in place that provides accommodation for employees with disabilities. If you require accommodation because of a disability or specific medical need, please contact your manager.

Employment Agreement

SECTION 3 COMPENSATION

3.1	Your weekly compensation will be $3,500.00 payable in accordance with the Corporation’s regular payroll practices and less statutory deductions.
3.2	You will receive 100,000 stock options upon signing in accordance with the Terms and Conditions outlined in Schedule B.
3.3	You will receive a signing bonus equal to 50,000 Signing Bonus Stock Options in accordance with the Terms and Conditions outlined in Schedule C.
3.4

The Corporation shall maintain Director and Officer insurance coverage for your benefit. Subsequent to your employment ending with the Corporation, the Corporation shall ensure that the insurance coverage is continued with respect to any claims made against you with respect to acts or omissions during the time you were employed by the Corporation.

3.5

You will be entitled to five (5) weeks’ vacation. Vacation shall be accrued and scheduled on a calendar basis (pro-rated for the first year of employment), in accordance with Corporation’s policy and procedure. You will be provided with no less than the minimum vacation time and pay, as required by the ESA, to be taken during the Corporation’s vacation year. Any unused vacation beyond your allowance pursuant to the ESA may not be carried over into the next year without specific written authorization from the Corporation.

3.1

The Corporation shall reimburse you for all reasonable entertainment and travel expenses actually and properly incurred by you in the performance of your duties under the Agreement, such reimbursement to be made in accordance with, and subject to, the policies of the Corporation from time to time. You will be required to keep proper accounts and to furnish invoices and/or other supporting documents to the Corporation within sixty (60) days of incurring the expense, failing which you will not receive reimbursement. Any expenditure over one thousand dollars ($1000.00) requires prior written authorization,

SECTION 4 TERMINATION

Resignation

4.1

You may resign your employment with the Corporation at any time upon providing two (2) weeks prior written notice (the “Resignation Notice Period”). In the event the Corporation does not wish to employ you until the expiry of the Resignation Notice Period, the Corporation may, at its sole discretion, waive in whole or in part its decision to continue to employ by providing payment in lieu until the expiry of the Resignation Notice Period. The Corporation will also provide you any accrued and outstanding salary and vacation pay.

Termination For Cause

4.2

The Corporation may terminate your employment at any time for Cause without payment of any kind,including notice of termination or payment in lieu thereof, or severance pay, if applicable, save and except accrued and outstanding salary and vacation pay.

Termination Without Cause

4.3	The Corporation may terminate your employment in its sole discretion for any reason whatsoever without Cause by providing you the greater of;

Employment Agreement

(a)

$91,000, which is an amount equal to six (6) months of your current wages, less statutory deductions and paid by way of salary continuance or as a lump sum, subject to the Corporation’s sole discretion; or

(b)	notice of termination, or payment in lieu thereof, or a combination of both, and severance pay, if applicable, pursuant to the ESA.

In addition, the Corporation will continue to pay its share of your benefits, if any, for the duration of the notice of termination period, pursuant to the ESA. The Corporation will also provide you any accrued and outstanding salary and vacation pay.

4.4

You agree that such notice is fair and reasonable and further acknowledge that you understand and agree that such payments are the only monies and benefits owing by the Corporation to you for notice of termination, or pay in lieu thereof, and/or severance pay, if applicable, of any kind. For clarity, you acknowledge and understand that you shall not receive any monies, payments or entitlements of any kind whatsoever for reasonable notice at common law.

Frustration

4.5	In the event that you are Totally Disabled, your employment shall terminate and the Corporation shall provide you with the greater of:
(a)

$91,000, which is an amount equal to six (6) months of your current wages, less statutory deductions and paid by way of salary continuance or as a lump sum, subject to the Corporation’s sole discretion; or

(b)	notice of termination, or payment in lieu thereof, or a combination of both, and severance pay, if applicable, pursuant to the ESA.
4.6

In addition, the Corporation will continue to pay its share of your benefits, if any, for the duration of the notice of termination period, pursuant to the ESA. The Corporation will also provide you any accrued and outstanding salary and vacation pay as calculated pursuant to the ESA.

4.7

You agree that such notice is fair and reasonable and further acknowledge that you understand and agree that such payments and continuation of benefits are the only monies and benefits owing by the Corporation arising from the frustration of your employment. For clarity, you acknowledge and understand that you shall not receive any monies, payments, benefits or entitlements of any kind whatsoever for common law notice.

Resignation as Officer and Director

4.8

Upon termination of your employment, for any reason, you shall, as and when requested by the Corporation, resign as an officer and director of the Corporation (as and when applicable) and of any other affiliates or related companies, for no further compensation or remuneration.

Return of the Corporation Property

4.9

You further acknowledge and agree that pursuant to the terms of the Agreement, you will acquire the Corporation Property which is and shall remain the sole and exclusive property of the Corporation. Immediately upon the termination of your employment for any reason, all the Corporation Property in your possession or control shall be delivered by you to the Corporation immediately and any Confidential

Employment Agreement

Information of which you came into possession of, that is stored or saved on any home or other computer system, network, server or personal digital assistant (including any iPad, cell phone and the “cloud”) that does not belong to the Corporation shall be permanently deleted and purged by you therefrom immediately and you shall provide the Corporation with satisfactory evidence thereof. You shall also provide to the Corporation all passwords and pass codes used by you in the performance of your employment with the Corporation.

Co-operation and Assistance with Regulatory and Litigation Matters

4.10

You agree that following the termination of your employment, for any reason, you will cooperate with and assist the Corporation and its affiliates in connection with any investigation, regulatory matter, legal dispute, lawsuit or arbitration in which the Corporation or any of its affiliates is a subject, target or party and as to which you may have pertinent information. You agree that you will make yourself reasonably available, relative to your other commitments, for preparation for hearings, proceedings or litigation and for attendance at any pre-trial discoveries and trials. The Corporation agrees to make every reasonable effort to provide you with reasonable notice and reasonably compensate you for your time in the event your participation is required. You further agree to perform all acts and execute any and all documents that may be necessary to carry out your obligations under s. 4.9 hereof.

SECTION 5 NON-SOLICITATION

5.1

You covenant with the Corporation that for so long as you employed by the Corporation pursuant to the terms and conditions of this Agreement and for a period of twelve (12) months thereafter, you will not hire any employees, consultants or other agents of the Corporation or induce or attempt to induce any employees, consultants or other agents of the Corporation to leave his or her employment, consultant or other agent arrangements or contact any customers of the Corporation for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or competitive with, the products or services sold by the Corporation.

SECTION 6 NON-COMPETITION

6.1

You shall not, during your employment with the Corporation and for a period of six (6) months immediately thereafter, for any reason, on your own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carry on, participate in or be engaged in or have any financial or other interest in or be otherwise commercially involved in business competitive with the Corporation in the Province of Ontario.

SECTION 7 INTELLECTUAL PROPERTY

7.1

All Developments will be the exclusive property of the Corporation and the Corporation will have sole discretion to deal with Developments. You agree that no rights, including without limitation in intellectual property rights, in the Developments are or will be retained by you. You acknowledge that all works created during the Term by you for the Corporation are works in respect of which the Corporation is the “first owner” for copyright purposes and in respect of which all copyright will vest in the Corporation. In consideration of the benefits and consideration to be received by you under the Agreement, you hereby irrevocably transfers and assigns, and agree in the future to transfer and assign, all right, title and interest in and to the Developments and further irrevocably transfers and assigns, and agrees in the future to transfer and assign all intellectual property rights in respect of the Developments including, without limitation, all rights in respect of patents, copyrights, industrial designs, circuit topographies and trademarks, and any goodwill associated therewith in Canada, the United States and worldwide to the Corporation and you will

Employment Agreement

hold all the benefits of the rights title and interest mentioned above in trust for the Corporation prior to the assignment to the Corporation.

7.2

You hereby irrevocably waive and agree to waive in the future all moral rights that you may have now or in the future with respect to the Developments, in any applicable jurisdiction, or at common law or otherwise, including, without limitation, any rights you may have to have your name associated (or not associated) with the Developments and any rights you may have to prevent the alteration, translation or destruction of the Developments, and any rights you may have to control the use of the Developments in association with any product, service, cause or institution. You agree that this waiver may be invoked by the Corporation, and by any of its authorized agents or assignees, in respect of any or all of the Developments. You agree that such waiver (and agreement to waive) is total and complete, and is effective in respect of all Persons worldwide, and that the Corporation may assign the benefit of this waiver to any Person.

7.3

You will keep complete, accurate and authentic notes, reference materials, data and records of all Developments in the manner and form requested by the Corporation. All these materials will be confidential information upon their creation.

7.4

You shall specify at Schedule D, all pre-existing developments, not assigned to the Corporation, and created prior to the Term in which you have any right, title or interest. If no such specification is made on Schedule 13, or if you write “none” or similar designation thereon, you shall be conclusively deemed not to have any such developments.

7.5

You hereby irrevocably waive and agree to waive in the future all moral rights that you may have now or in the future with respect to the Developments, in any applicable jurisdiction., or at common law or otherwise, including, without limitation, any rights you may have to have your name associated (or not associated) with the Developments and any rights you may have to prevent the alteration, translation or destruction of the Developments, and any rights you may have to control the use of the Developments in association with any product, service, cause or institution. You agree that this waiver may be invoked by the Corporation, and by any of its authorized agents or assignees, in respect of any or all of the Developments. You agree that such waiver (and agreement to waive) is total and complete, and is effective in respect of all Persons worldwide, and that the Corporation may assign the benefit of this waiver to any Person.

7.6	You will do all further things that may be reasonably necessary or desirable in order to give full effect to this Agreement including, without limitation:
(a)

assisting in making patent applications for the Developments, including providing information and assistance to lawyers and/or patent agents as to the characteristics of the Developments created by You (whether individually or in conjunction with others) in sufficient detail to enable the preparation of a suitable patent specification, to execute all formal documentation incidental to an application for letters patent (including powers of attorney) and to execute assignment documents in favour of the Corporation for such applications;

(b)	assisting in making applications for all other forms of intellectual property registration relating to the Developments;
(c)	assisting in prosecuting and maintaining the patent applications and other intellectual property relating to the Developments; and

Employment Agreement

(d)

assisting in registering, maintaining and enforcing the patents and other intellectual property registrations relating to the Developments, whether during, or following your employment with the Corporation.

7.7

If your cooperation is required in order for the Corporation to obtain or enforce legal protection of the Developments following the termination of your employment, you shall be reimbursed for any reasonable costs associated in so doing.

SECTION 8 CONFIDENTIALITY AND NON-DISPARAGEMENT

8.1

You covenant to keep in strictest confidence, and shall not disclose and shall not use (other than for purposes of performing duties as an employee, consultant, director or officer of the Corporation) any non-public information pertaining to or concerning the Corporation including; without limitation, all financial information, all supplier and customer lists, all non-public intellectual property, including trade secrets, unfiled trademarks, unfiled patent applications, patent applications that have been filed but not opened for public inspection, technical expertise and know how, and all other information not generally known outside the Corporation (collectively, “Confidential Information”); provided, however, that Confidential Information does not include information which:

(a)	was already in, or enters into, the public domain, through no breach hereof by you;
(b)	is required to be disclosed pursuant to applicable Laws, provided that such party has first given written notice to the Corporation that it intends to disclose such information;
(c)	is required to be disclosed in any arbitration or legal proceeding, provided that such party has first given written notice to the Corporation that it intends to disclose such information; or
(d)	has been authorized by the Board to be disclosed by you.
8.2

You covenant with the Corporation that for so long as you are employed pursuant to the terms and conditions of this Agreement and for a period of one year thereafter, you will not undertake any harassing or disparaging conduct directed at the Corporation, and you shall refrain from making any negative or derogatory statements concerning the Corporation publicly, including through any online or social media.

8.3

You further recognize that any information concerning the officers, employees, clients, and other individuals about whom the Corporation holds information may be subject to the requirements of the Personal Information Protection and Electronic Documents Act, 2000, the Corporation’s privacy policies (as amended), and such other Laws governing privacy and you hereby agree to abide by such terms. You hereby consent to the collection, use and disclosure of your personal information, as may be required from time to time, for purposes relating to your employment with the Corporation, this Agreement and to facilitate and promote the performance of your duties.

SECTION 9 AUTHORIZATION TO DEDUCT PAYMENTS FROM WAGES

9.1

As you are aware, the Corporation has provided you with the following Corporation Property for your use in the performance of your duties. Should you fail to return the below-noted items within seven (7) business days following the termination of your employment, you hereby authorize and permit the Corporation to deduct the cost of the items set out below from your final pay.

Employment Agreement

Item	Cost
Laptop; serial number ***
Office key
Security badge

9.2	Any lost or stolen items must be reported to head office immediately as each item under your control is also your responsibility. Losses or theft can be reported to ***.

SECTION 10 GENERAL

10.1

The Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. By way of the Agreement, both you and the Corporation attorn to the jurisdiction of the courts of Ontario with respect to any matter arising hereunder or pursuant to your employment.

10.2

If any term or other provision of the Agreement is determined to be invalid, illegal or incapable of being enforced for any reason, all other terms and provisions of the Agreement shall nevertheless remain in full force and effect.

10.3

The Agreement contains the entire agreement between you and the Corporation. There are no other agreements, understandings, representations or warranties, collateral, oral or otherwise. You agree that you read the entire Agreement and understand its contents.

10.4

You acknowledge and agree that you had an opportunity to obtain your own independent legal and financial advice with respect to the Agreement and that you are fully aware of the nature of your rights and obligations hereunder.

10.5	You acknowledge that you received adequate consideration for the obligations set out under the Agreement.
10.6	The Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

We look forward to your involvement with the Corporation and to a rewarding career with us. Yours truly,

CARDIOL THERAPEUTICS INC.
Per:	/s/David Elsley
Name: David Elsley
Title: President & CEO

ACKNOWLEDGED AND AGREED THIS 16 DAY OF August, 2018 BY:

/s/ Christopher Waddick
Christopher Waddick

Employment Agreement

SCHEDULE “A”

JOB DUTIES

As noted in the Agreement, you are employed on a part-time basis. You agree to spend your 10 hours a week for the Company focused on the following responsibilities:

Strategy & Executive Leadership

●	Oversee the development of tools and systems to provide financial and operational information to the CEO and make recommendations on both strategy and operations.
●	Lead long-term budgetary planning and costs management in alignment with company strategic plans.
●	Participate in board Audit committee meetings.
●	Participate in identifying and securing external funding and funding sources, participate in fundraising meetings with potential. investors.
●	Perform financial analysis of proposed collaborations, merger and acquisition and business development deals with external organizations.
●	Ensure legal and regulatory compliance regarding all financial functions.
●	Make recommendations re accounting/financial ERP systems as necessary.

Financial Planning & Analysis

●	Assess organizational performance against both the annual budget, periodic forecast updates and the company’s long-term strategy.
●	Establish yearly financial objectives and targets.
●	Select and engage outside consultants for the purposes of audit and investment guidance.

Accounting

●	Establish and maintain the organization’s accounting principles, practices, and procedures; ensure development and maintenance of appropriate internal controls and financial procedures.
●	Manage existing and future debt and compliance with debt reporting requirements and covenants, if any. Lead discussions with current and potential lenders; make recommendations related to relationships with financial partners.
●	Coordinate audits and proper filing of tax returns.

Other

●	Manage the Stock Option Plan in coordination with outside counsel.
●	Work with outside brokers to obtain required business insurance and identify new insurance needs and changing levels of coverage for current insurance.

Employment Agreement

SCHEDULE B

STOCK OPTION CERTIFICATE

CARDIOL THERAPEUTICS INC.

STOCK OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Corporation’s Stock Option Plan. Capitalized terms herein shall the have the meanings set out in the Plan. This Option Certificates evidences that Chris Waddick is the holder of Options to purchase up to 100,000 Shares at an exercise price of $5.75 per Share. Subject to the provisions of the Plan:

(a)	the Grant Date of the Options is August 16th, 2018; and
(b)	the Expiry Date of the Options is August 16th, 2023.

Vesting:

These Options vest on the following terms:

These Options vests in its entirety on the earlier to occur of the following milestones:

(a)

The completion by the Corporation of an initial public offering which results in the Class A common shares of the Corporation being listed on a recognized stock exchange in the Province of Ontario; and

(b)	December 31, 2018.

Exercise Period:

Notwithstanding the terms of the Plan, if the Optionee Ceases to be an Employee the Optionee shall be entitled to exercise these Options for the full term of these Options (being the Expiry Date set out above), unless the Optionee ceases to be an Employee as a result of:

termination for cause as defined in the Optionee’s employment agreement with the Corporation;

Or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to be an Employee of the Corporation.

Other Restrictions:

Subject to the vesting provisions noted above, this Option may be exercised from the Grant Date until 5:00 p.m. local time in Toronto, Ontario on the Expiry Date, by delivering to the Administrator of the Plan an Option Exercise Notice, in the form provided in the Plan, together with this Option Certificate and a certified cheque or bank draft payable to CARDIOL THERAPEUTICS INC. or as the Corporation may direct, in an amount equal to the aggregate of the exercise price of the Shares in respect of which the Options are being exercised; provided that the Optionee will have satisfied the conditions precedent, if any, to the exercise of the Options set out in the Plan. When due notice and payment are received, the Corporation covenants and agrees to issue and deliver to the Optionee Share certificates in the name of the Optionee for the number of Shares so purchased.

It is a condition of the exercise of any vested Options that the Optionee be bound by a voting trust agreement in the Corporation’s standard form authorizing the Chief Executive Officer of the Corporation to exercise the votes associated with the Shares to be purchased for so long as the Corporation is not a reporting issuer.

This Option Certificate and the Options evidenced hereby are not assignable, transferable or negotiable. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and records of the Corporation shall prevail.

THE EXERCISE/SURRENDER OF THESE OPTIONS ARE SUBJECT TO THE TERMS AND RESTRICTIONS SET OUT IN THE PLAN.

Dated this 16th day of August, 2018

CARDIOL THERAPEUTICS INC.	ACKNOWLEDGED BY:
Per:
/s/ David Elsley	/s/ Chris Waddick
Authorized Signatory	Name of Holder: Chris Waddick

Employment Agreement

SCHEDULE C

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT

THIS AGREEMENT is made as of the 16th day of August, 2018

BETWEEN:

CARDIOL THERAPEUTICS INC. of Suite 101, 2275 Upper Middle Road East, Oakville, ON L6H 0C3 (the “Corporation”)

OF THE FIRST PART

AND:

CHRIS WADDICK of 9 McMaster Street, Georgetown, ON L7G 5G7 (the “Optionee”)

OF THE SECOND PART

WHEREAS:

A.	The Optionee is an employee of the Corporation; and
B.

The Board of Directors of Corporation has authorized the granting to the Optionee in respect of the Optionee’s employment with the Corporation a standalone option to purchase Class A common shares in the capital of the Corporation.

For value received the parties hereto agree as follows:

11.

The Corporation hereby grants the Optionee as an incentive and not in lieu of salary or any other compensation for services, an option (the “Option”) to purchase a total of 50,000 common shares in the capital of the Corporation (the “Option Shares”) at a price of $0.001 per share exercisable, subject to the provisions of this Agreement, on or before August 16th, 2023 (the “Expiry Date”).

12.

In order to exercise the Option, the Optionee shall, before 5:00 p.m. on the Expiry Date, give notice to the Corporation of the Optionee’s intention to exercise the Option in whole or in part, such notice subject to Section 3 below, in to be accompanied by cash, bank draft, money order or certified cheque, payable to the Corporation, in the appropriate amount.

13.	The Optionee agrees that he may only exercise the Option as vested as set out in the vesting provision in section 4 hereof.
14.	The Option vests in its entirety on the date hereof.

5.If the Optionee:

(a)

dies prior to the expiration of the Option, the Optionee’s legal representatives may, prior to the Expiry Option, exercise that portion of the Option which had vested and become exercisable in accordance with the terms hereof as of the date of the Optionee’s death, after which time the Option shall terminate; or

(b)

ceases to be an employee of the Corporation by reason of (i) his termination for cause as defined in the Optionee’s employment agreement or (ii) his resignation, the Option shall terminate on the date of termination of his employment.

For the purposes hereof, an Optionee who has been terminated by the Corporation, ceases to be an employee of the Corporation on the date which is designated by the Corporation as the last day of the Optionee’s employment or services.

6.

Subject to any required action by the shareholders of the Corporation, the class(es) and number of securities covered by the Option, as well as the price per Option Share covered by the Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares or other change to the Shares resulting from a stock split, reverse stock split, liquidating dividend, stock dividend, dividend in property other than cash, combination of shares, exchange of shares, combination, consolidation, recapitalization, reincorporation, reorganization, change In corporate structure or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Corporation; provided, however, that conversion of any convertible securities of the Corporation shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Corporation of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to the Option.

7.(a)The Corporation shall use its reasonable commercial efforts to give the Optionee written notice of any proposed Transaction (as hereinafter defined) at least 10 days prior to the effective date of any such Transaction.

(b)

Notwithstanding any other provision of this Agreement or the applicable vesting period of the Option, in the event that the Corporation or its shareholders propose to enter into a Transaction, the Board shall have the right, in its discretion, to deal with the Option (or any portion thereof) in the manner it deems fair and reasonable in the circumstances of the Transaction. Without limiting the generality of the foregoing, in connection with a Transaction, the Board, without any action or consent required on the part of the Optionee, shall have the right to: (i) determine that. the Option, in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with its terms after the Transaction; (ii) provide for the conversion or exchange of the Option (or any portion thereof, whether vested or unvested) into or for options, rights or other securities in any entity participating in or resulting from a Transaction; (iii) accelerate the vesting of the Option; (iv) provide for the Option to be purchased; (v) accelerate the date by which the Option or any portion thereof, whether vested or unvested, must be exercised either in whole or in part; (vi) deem the Option or any portion thereof, whether vested or unvested to have been exercised in whole or in part, tender, on behalf of the Optionee, the underlying Option Shares that would have been issued pursuant to the exercise of the Option to any third party purchaser in connection with the Transaction, and pay to the Optionee on behalf of such third party purchaser an amount per underlying Share equal to the positive difference between the Transaction price of the Shares and the applicable exercise price; (vii) cancel the Option either in whole or in part and pay to the Optionee an amount per underlying Option Share equal to the positive difference between the Transaction price of the Shares and the applicable exercise price; or (viii) take such other actions, and combinations of the foregoing actions or any other actions permitted under this Section 7(b), as it deems fair and reasonable under the circumstances.

(c)“Transaction” means:

(i)	the dissolution or liquidation of the Corporation, or
(ii)

(A) any reorganization, merger, amalgamation or consolidation of the Corporation with one or more corporations (other than any of the foregoing which involves only the Corporation and wholly-owned subsidiaries of the Corporation), or (B) the sale by shareholders of a majority of the issued and outstanding Shares; or

(iii)	a sale of substantially all of the assets of the Corporation.
8.	The Option granted is personal to the Optionee and may not be assigned or transferred in whole or in part.
9.

If the Corporation determines that under the requirements of applicable taxation laws it is obliged to withhold for remittance to a taxing authority any amount upon exercise of the Option, the Corporation may, prior to and as a condition of issuing the Option Shares, require the Optionee exercising the Option to pay to the Corporation, in addition to and in the same manner as the purchase price for the Option Shares, such amount as the Corporation is obliged to remit to such taxing authority in respect of the exercise of the Option. Any such additional payment shall, in any event, be due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes.

10.

If requested by any agreement, such Option shall not be validly exercised unless and until the Optionee has signed and delivered to the Corporation, (i) an accession to the then current voting trust agreement by the then current shareholders’ agreement of the Corporation in the form attached to such shareholders’ agreement, or such other.

11.

This Agreement constitutes and expresses the whole agreement of the parties with reference to the subject matter herein, all promises, representations and understandings relative thereto being merged herein.

12.

This Agreement shall be construed and enforced in accordance with the laws of Ontario and the federal laws of Canada applicable therein. The parties agree to attorn to the exclusive jurisdiction of the courts of Ontario.

13.	This Agreement may be executed in several parts and such parts shall together form one original agreement and may be signed by facsimile.
14.	Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

CARDIOL THERAPEUTICS INC.

/s/ David Elsley
Authorized Signatory	David Elsley
President & CEO

/s/ Chris Waddick	l/s
[Signature]

Chris Waddick
[Please print name]

Employment Agreement

SCHEDULE D

PRE-EXISTING DEVELOPMENTS